Exhibit 21

Oncocyte Corporation

The following is a list of subsidiaries of Oncocyte Corporation, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	State or Jurisdiction of Incorporation
Insight Genetics, Inc.	Tennessee
Razor Genomics, Inc.	Delaware
Chronix Biomedical, Inc.	Delaware
Chronix Biomedical GmbH	Germany